SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For June 16, 2008

Commission File Number 0- 50822

NWT URANIUM CORP.

(Translation of Registrant’s name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

This Form 6-K consists of:

“NWT Uranium Corp. (TSX-V: NWT; OTCBB: NWURF) (“NWT” or the “Company”) has appointed Mr. John P. Lynch as President and Chief Executive Officer, subject to TSX Venture Exchange approval. Mr. Lynch, who is currently a director with the company, will assume his new role effective immediately.

Mr. Lynch is a successful business executive with extensive corporate management, administration and governance experience. In recent years he has worked with several resource exploration companies and has been a member of both private and publicly traded organizations. Mr. Lynch also currently serves on the Board of Directors of Niger Uranium Limited as well as Hana Mining Ltd.

“I am very pleased to have been selected to lead NWT Uranium in my new capacity as President and CEO,” said Mr. Lynch. “NWT is well positioned for success, with promising properties. I look forward to continuing to advance the company through our highly prospective uranium projects in Quebec as well as our Mexican property.”

Mr. Lynch succeeds outgoing President and CEO Marek Kreczmer, who will remain involved in the Advisory Board capacity. Notice of Mr. Kreczmer’s intent to resign as an officer of NWT in order to pursue other opportunities was detailed in a press release dated June 2, 2008. The Board is continuing its search for a new Chief Financial Officer to replace Mr. William Thomas, who will be resigning his position as of July 30, 2008.

Mr. Lynch thanks Mr. Kreczmer and Mr. Thomas for their valuable service to NWT Uranium during their tenure. Both Mr. Kreczmer and Mr. Thomas have agreed to assist Mr. Lynch in ensuring a smooth transition for the company.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NWT URANIUM CORP.

By:	/s/ John P. Lynch
John P. Lynch
President and Chief Executive Officer

Date: June 16, 2008